SCHEDULE 13G

                                 (Rule 13d-102)

           Information to be Included in Statements Filed Pursuant to
               Rule 13d-1(b), (c) and (d) and Amendments Thereto
                          Filed Pursuant to Rule 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 3)

                Taiwan Semiconductor Manufacturing Company Ltd.
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                                (Name of Issuer)

                    Common Shares, par value NT$10 per share
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                         (Title of Class of Securities)

                                  874039-10-0
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                                 (CUSIP Number)

                               December 31, 2002
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            (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_]  Rule 13d - 1(b)

     [_]  Rule 13d - 1(c)

     [X]  Rule 13d - 1(d)

                                  SCHEDULE 13G

CUSIP No. 874039-10-0                 13G                          2 of 6 Pages

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   1.    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The Development Fund of the Executive Yuan of the Republic of China
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|
                                                                         (b)|_|

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   3.    SEC USE ONLY


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   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of China
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                        5.    SOLE VOTING POWER              1,781,510,915

  NUMBER OF          ----------------------------------------------------------
    SHARES
 BENEFICIALLY           6.    SHARED VOTING POWER            0
    OWNED
   BY EACH           ----------------------------------------------------------
  REPORTING
    PERSON              7.    SOLE DISPOSITIVE POWER         1,781,510,915
     WITH
                     ----------------------------------------------------------

                        8.     SHARED DISPOSITIVE POWER      0

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   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,781,510,915

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  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                            |_|

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  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.58%

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  12.    TYPE OF REPORTING PERSON*

         00

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Item 1(a). Name of Issuer.

     Taiwan Semiconductor Manufacturing Company Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices.

     No. 121, Park Avenue 3, Science-Based Industrial Park, Hsinchu, Taiwan, R.O.C.

Item 2(a). Name of Person Filing.

     See the response to Item 1 on the attached cover page.

Item 2(b). Address of Principal Business Office or, if None, Residence.

     The address of the principal business office of the Development Fund of the Executive Yuan of the Republic of China (the "Development Fund") is 3/F, No. 2 Ai Kuo West Road, Taipei, Taiwan, the Republic of China.

Item 2(c). Citizenship.

     See the response to Item 4 on the attached cover page.

Item 2(d). Title of Class of Securities.

     Common Shares, par value NT$10 per Share.

Item 2(e). CUSIP Number.

     874039-10-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) |_|  Broker or dealer registered under Section 15 of the Act,

     (b) |_|  Bank as defined in Section 3(a)(6) of the Act,

     (c) |_|  Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act,

     (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

     (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g) |_| Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

     (h) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

     (a)  Amount beneficially owned:

          See the response to Item 9 on the attached cover page.

     (b)  Percent of class:

          See the response to Item 11 on the attached cover page.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               See the response to Item 5 on the attached cover page.

          (ii) Shared power to vote or to direct the vote:

               See the response to Item 6 on the attached cover page.

          (iii) Sole power to dispose or to direct the disposition:

               See the response to Item 7 on the attached cover page.

          (iv) Shared power to dispose or to direct the disposition of:

               See the response to Item 8 on the attached cover page.

Item 5.   Ownership of Five Percent or Less of the Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       THE DEVELOPMENT FUND OF THE
                                         EXECUTIVE YUAN OF THE
                                         REPUBLIC OF CHINA


                                       By:  /s/ Susan S. Chang
                                            --------------------------------
                                            Name:   Susan S. Chang
                                            Title:  Executive Secretary